Exhibit (a)(1)(G)

FORM OF NOTICE TO ELIGIBLE PARTICIPANTS

REGARDING EXPIRATION OF OFFER PERIOD

To:	Eligible Participants

From:	endologix@compintelligence.com

Date:	September 9, 2018

Subject:	Expiration of Exchange Program

As of 11:59 p.m., Eastern Time, on September 9, 2019, we closed Endologix, Inc.’s offer to exchange certain outstanding stock options for new stock options (the “Exchange Program”). If you were an eligible participant who properly elected to participate in the Exchange Program by exchanging some or all of your Eligible Stock Options and did so by the deadline, your elected Eligible Stock Options have been accepted for participation in the Exchange Program. Such options have been cancelled and you no longer have any rights with respect to those options. You will be granted new stock options (“New Stock Options”) in exchange for the cancelled options, in accordance with the terms and conditions of the Exchange Program.

As described in the Exchange Program documents, you will receive stock option agreement(s) for the New Stock Options that have been granted to you in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Endologix Inc.’s Corporate Secretary by email at optionexchange@endologix.com or by phone at (949) 595-7200.

The Exchange Program is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Program website located at: https://endologix.compintelligence.com. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.